Exhibit 99.2

UPENDRA SHUKLA	504, Navkar,
B. Com., F C. S	Nandapatkar Road,
Company Secretary	Vile Parle East, Mumbai - 400 057
Resi : 2611 8257
Mob.: 98211 25846
E-mail : ucshukla@rediffmail.com

Shri Anil Agarwal

Chairman

Vedanta Limited

1st Floor, C wing, Unit 103, Corporate Avenue

Atul Projects, Chakala, Andheri (East)

Mumbai-400 093

Dear Sir,

Sub: Combined Report on Remote e-voting and e-voting conducted at the 57th Annual General Meeting of Vedanta Limited, held at 3.00 p.m. IST on Wednesday, the 10th August, 2022 through Video Conferencing (VC)/ Other Audio Visual Means (OAVM)

1)    I, Upendra C. Shukla, Practising Company Secretary, was appointed as the Scrutinizer by the Company to scrutinize the remote e-voting process and also e-voting by Members at the 57th Annual General Meeting (‘AGM’) of Vedanta Limited (hereinafter referred to as ‘the Company’), held through Video Conferencing (‘VC’) /Other Audio Visual Means (‘OAVM’) on Wednesday, the 10th August, 2022 at 3.00. p.m.

2)    Pursuant to the Circulars Nos. 14/2020, 17/2020, 20/2020, 33/2020, 39/2020, 10/2021, 20/2021 and 2/2022 dated 8th April, 2020, 13th April, 2020, 5th May, 2020, 28th September, 2020, 31st December, 2020, 23rd June, 2021, 08 December, 2021 and 05th May, 2022 respectively issued by the Ministry of Corporate Affairs (MCA Circulars) read with circular dated 12th May, 2020, 15th January, 2021 and 13th May, 2022 issued by the Securities Exchange Board of India (SEBI), the notice dated 5th July, 2022 as confirmed by the Company was sent to the Members in respect of below mentioned resolutions through electronic mode to those, whose e-mail addresses are registered with the Company/ Depositories.

3)    As per the provisions of Section 108 of the Companies Act, 2013 (‘the Act’) read with the Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, as also in accordance with the Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company had provided the facility of e-voting to the Members to cast their votes electronically on all the resolutions proposed in the Notice of the 57th AGM.

4)    The Company had appointed National Securities Depository Limited (‘NSDL’) as Service Provider, who provided the facilities for conducting the Remote e-voting, for participation by the Members in the AGM through VC/OAVM and e-voting during the said AGM.

5)    My responsibility as a Scrutinizer is to ensure that the voting process is conducted in a fair and transparent manner and submit a Scrutinizer’s Report on the votes cast ‘in favour’ or ‘against’ the resolutions, based on the reports generated from the electronic voting system provided by the NSDL. The Management of the Company is responsible to ensure compliance with the requirements of the Act and rules relating to remote e-voting and e-voting at the AGM.

Based on the reports generated from the e-voting system provided by the NSDL, I submit my report on e-voting as under:

a)	The Remote e-voting period commenced from Friday, 05th August, 2022 at 9.00 a.m. (IST) and ended on Tuesday, 09th August, 2022 at 5.00 p.m. (IST).

...2/-

UPENDRA SHUKLA

: 2 :

b)	The Company had also provided e-voting facility to the Members, who had participated in the AGM through VC/ OAVM and who had not casted their votes on Remote e-voting.

c)	The Members of the Company as on the ‘cut-off’ date i.e. 03rd August, 2022 were entitled to vote on the resolutions as set-out in Item Nos. 1 to 9 of the Notice convening the 57th AGM of the Company.

d)

On completion of e-voting during the AGM, I unblocked the results of the Remote e-voting and e-voting by the Shareholders at the AGM, on the NSDL e-voting system/ platform and after downloading the results, counted the votes.

e)	All the 5348 Remote/e-voting responses are valid.

f)

I now, submit my combined report as under on the results of the Remote e-voting and e-voting at the AGM in respect of the each of the resolutions as set out in the Notice dated 05th July, 2022 convening the AGM:

Resolution No. 1: Ordinary Resolution: To receive, consider and adopt the audited standalone financial statements of the Company for the financial year ended March 31, 2022 and the reports of the Board of Directors and Auditors thereon

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	5,210	3,262,365,566	99.98	73	688,233	0.02	36	5,720,347
E-voting at AGM	26	9,095	99.86	3	13	0.14	0	—
Combined	5,236	3,262,374,661	99.98	76	688,246	0.02	36	5,720,347

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 2: Ordinary Resolution: To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the Financial Year ended March 31, 2022 and the report of the Auditors thereon.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	5,187	3,261,787,290	99.96	85	1,236,535	0.04	47	5,750,321
E-voting at AGM	26	9,095	99.86	3	13	0.14	0	—
Combined	5,213	3,261,796,385	99.96	88	1,236,548	0.04	47	5,750,321

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

...3/-

UPENDRA SHUKLA

: 3 :

Resolution No. 3: Ordinary Resolution: To confirm the payment of first interim dividend of Rs. 18.50 per equity share i.e. 1850%, second interim dividend of Rs. 13.50 per equity share i.e. 1350% and third interim dividend of Rs. 13.00/- per equity share i.e. 1300% aggregating to Rs. 45.00 on face value of Rs. 1/- each for the financial year ended March 31, 2022.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	5,190	3,263,248,481	100.00	96	29,721	0.00	33	5,495,944
E-voting at AGM	27	9,096	99.87	2	12	0.13	0	—
Combined	5,217	3,263,257,577	100.00	98	29,733	0.00	33	5,495,944

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 4: Ordinary Resolution: To re-appoint Ms. Priya Agarwal (DIN:05162177), who retires by rotation and being eligible, offers herself for re-appointment, as a Director.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	4,704	3,155,083,770	96.68	562	108,179,385	3.32	54	5,510,992
E-voting at AGM	26	9,095	99.87	2	12	0.13
Combined	4,730	3,155,092,865	96.68	564	108,179,397	3.32	54	5,510,992

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 5: Special Resolution: To consider and approve the reappointment of Mr. Akhilesh Joshi (DIN:01920024) as a Non-Executive Independent Director for the second and final term of two (2) years effective from 01 July 2022 to 30 June 2024 of the Company.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	4,691	2,801,528,578	95.22	548	140,483,464	4.78	81	326,762,105
E-voting at AGM	25	9,085	99.76	3	22	0.24	0	—
Combined	4,716	2,801,537,663	95.22	551	140,483,486	4.78	81	326,762,105

Since combined number of votes cast in favour of the resolution is more than three times the number of votes cast against the resolution, the said special resolution may be declared passed.

...4/-

UPENDRA SHUKLA

: 4 :

Resolution No. 6: Ordinary Resolution: To approve entering into Material Related Party Transaction with Bharat Aluminium Company Limited (“BALCO”), a subsidiary of the Company.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	5,111	672,981,227	99.98	143	101,757	0.02	65	2,595,691,162
E-voting at AGM	27	9,096	99.87	2	12	0.13
Combined	5,138	672,990,323	99.98	145	101,769	0.02	65	2,595,691,162

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 7: Ordinary Resolution: To approve entering into Material Related Party Transaction with ESL Steel Limited (“ESL”), a subsidiary of the Company.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	5,096	668,350,118	99.30	159	4,734,796	0.70	64	2,595,689,232
E-voting at AGM	27	9,096	99.87	2	12	0.13
Combined	5,123	668,359,214	99.30	161	4,734,808	0.70	64	2,595,689,232

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 8: Ordinary Resolution: To approve entering into Material Related Party Transaction with Sterlite Power Transmission Limited (“SPTL”), a fellow subsidiary of the Company.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	5,066	667,807,180	99.22	188	5,265,590	0.78	65	2,595,701,376
E-voting at AGM	26	9,086	99.76	3	22	0.24
Combined	5,092	667,816,266	99.22	191	5,265,612	0.78	65	2,595,701,376

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

...5/-

UPENDRA SHUKLA

: 5 :

Resolution No. 9: Ordinary Resolution: To ratify the remuneration of Cost Auditors for the financial year ended 31 March 2023

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	5,060	3,262,669,299	99.98	196	569,798	0.02	63	5,535,049
E-voting at AGM	27	9,096	99.87	2	12	0.13
Combined	5,087	3,262,678,395	99.98	198	569,810	0.02	63	5,535,049

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Thanking you,

Yours faithfully,

UDIN:	(U.C. SHUKLA)
Peer Review Certificate No.: 1882/2022	COMPANY SECRETARY
Date:	FCS: 2727/CP: 1654
Place: Mumbai